Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (Nos. 333-141671 and 333-176408) on Form S-8 of Central Garden & Pet Company of our report dated June 23, 2014 with respect to the statement of net assets available for benefits of the Central Garden & Pet Company Investment Growth Plan as of December 31, 2013 and 2012, the related statement of changes in net assets available for benefits for the year ended December 31, 2013, and the related supplemental Schedule H, Line 4a—Schedule of Delinquent Participant Contributions and Schedule H, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2013, appearing in this Annual Report (Form 11-K) of the Central Garden & Pet Company Investment Growth Plan.

/s/ MOSS ADAMS LLP

Campbell, California

June 23, 2014